centrica

RECEIVED

2006 MAY 24 P 3:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 May 2006

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA





06013789

82-4578

Dear Sir / Madam

SUPPL

**Centrica plc**
**Barclays s198 - 5 May 2006**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

CENLH1007

5 May 2006

**Centrica plc**

Centrica plc received on 5 May 2006 a notification dated 3 May 2006 stating that the interest of Barclays PLC in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

**SCHEDULE 10**

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Name of company
**Centrica plc**

2. Name of shareholder(s) having a major interest
**Barclays PLC**

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
**Not known**

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| | |
|---|---|
| **Barclays Global Investors Canada Ltd** | **258,696** |
| **Barclays Life Assurance Co Ltd** | **6,145,232** |
| **Gerrard Limited** | **18,188,551** |
| **Barclays Global Investors Japan Ltd** | **1,660,613** |
| **Barclays Bank Trust Company Ltd** | **100,105** |
| **Barclays Global Investors, N.A.** | **39,922,674** |
| **Barclays Global Fund Advisors** | **11,358,463** |
| **Barclays Private Bank and Trust Ltd** | **560,187** |
| **Barclays Capital Securities Ltd** | **39,108,144** |
| **Barclays Global Investors Japan Trust & Banking** | **4,225,342** |
| **Barclays Private Bank Ltd** | **2,333,135** |
| **Barclays Global Investors Ltd** | **52,265,267** |
| **Barclays Global Investors Australia Ltd** | **1,336,725** |
| **Barclays Capital Inc** | **530,002** |
| **Barclays Private Bank and Trust Ltd** | **18,935** |

5. Number of shares / amount of stock acquired
**Not known**

6. Percentage of issued class
**Not known**

7. Number of shares / amount of stock disposed
**N/A**

8. Percentage of issued class
**N/A**

9. Class of security
**Ordinary 6 14/81 pence**

10. Date of transaction
**Not known**

11. Date company informed
**5 May 2006**

12. Total holding following this notification
**178,012,071**

13. Total percentage holding of issued class following this notification
**4.90**

14. Any additional information
**None**

15. Name of contact and telephone number for queries
**Robin Healy 01753 494 017**

16. Name and signature of authorised company official responsible for making this notification
**Robin Healy**

Date of notification
**5 May 2006**